UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74425 / March 4, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16176

In the Matter of **CHINA VALVES TECHNOLOGY, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission (the "Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by China Valves Technology, Inc. ("CVVT" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 29, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   CVVT (CIK No. 0001080360), a Nevada corporation with operations solely in the People's Republic of China ("China"), purports to develop, manufacture, supply, and provide services related to water flow management products in China. CVVT's common stock was registered with the Commission pursuant to Sections 12(b) and 12(g) of the Exchange Act, and listed on the NASDAQ Global Market ("NASDAQ"). On September 21, 2012, CVVT filed a

Form 25 voluntarily withdrawing its securities from listing and registration on NASDAQ, effective October 1, 2012. At that time, CVVT's obligations to file reports pursuant to Exchange Act Section 12(b) were suspended, but its obligations to file reports pursuant to Exchange Act Section 12(g) continued. As of September 26, 2014, CVVT's securities were quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. at 60 cents per share.

      2.   CVVT has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since the fiscal year ending September 30, 2011 or periodic or quarterly reports on Form 10Q for any fiscal period subsequent to its fiscal quarter ending March 31, 2012.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                      Brent J. Fields
                                      Secretary